November 18, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jan Woo

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-3 Filed September 4, 2014 File No. 333-198569

    Dear Ms. Woo:

    Marathon Patent Group, Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated September 22, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 4, 2014, file number 333-198569 (“Registration Statement”).

    As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

   General

1.
Please note that the outstanding comments concerning your Form S-3 (File No. 333196994) should be resolved prior to the effectiveness of this registration statement given that the comments also apply to this registration statement. Additionally, please ensure that you disclose any concurrent offering on the prospectus cover page.

Response: We note the Staff’s comment and we have disclosed the concurrent offerings on the prospectus cover page. The Form S-3 (File No. 333-196994) was declared effective by the Staff on October 31, 2014.

2.
It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this primary offering. If true, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Additionally, please ensure you disclose the public float and the amount of securities offered during the prior 12 months on the outside front cover of your prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3.

Response: Utilizing a price of $14.60, the closing price of the common stock on November 14, 2014, the aggregate market value of the voting and non-voting common equity held by non-affiliates will be $77,982,381, which is based on 6,790,995 shares of common stock outstanding, less shares of common stock held by management (636,233 shares) and by holders of 10% or more of the Company’s issued and outstanding common stock (813,463 shares).

    The Company confirms, as long as it is subject to the restrictions under General Instruction I.B.6, that the aggregate market value of the securities sold by or on behalf of the Company during the 12 months immediately prior to, and including, the sale, will be no more than one-third of the aggregate market value of the Company’s voting and non-voting common equity held by non affiliates of the Company.

    Additionally, we have disclosed the public float and the amount of securities offered during the prior 12 months on the outside front cover of our prospectus

    Incorporation of Certain Documents by Reference, page 28

3.
We note that you have not incorporated by reference your Form 8-Ks dated September 19, 2014, September 15, 2014, September 5, 2014 and March 17, 2014. Please amend your registration statement to specifically incorporate these filed current reports. See Item 12(a) of Form S-3.

Response: We have incorporated by reference our Form 8-Ks dated September 19, 2014, September 15, 2014, September 5, 2014 and March 17, 2014 and other documents as required under Item 12(a) of Form S-3.

   Exhibit Index

4.	Please be advised that the form of stock certificate, warrant and unit listed as Exhibits 4.1, 4.2 and 4.3, respectively, should be filed prior to the effectiveness of this registration statement.

Response: We note the Staff’s Comment and have filed the form of stock certificate, warrant and unit listed as Exhibits 4.1, 4.2 and 4.3, respectively.

    The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer